SCHEDULE 14A INFORMATION

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CORRECTIONS CORPORATION OF AMERICA
(Name of Registrant as Specified In Its Charter)

Filed by Alex Friedmann
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of the Registrant:

CORRECTIONS CORPORATION OF AMERICA

2.	Name of person relying on exemption:

ALEX FRIEDMANN

3.	Address of person relying on exemption:

5331 Mt. View Road #130, Antioch, TN 3701

4.	Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

Human rights defense center
Dedicated to Protecting Human Rights

www.prisonlegalnews.org	afriedmann@prisonlegalnews.org

Please Reply to Tennessee Office:	Direct Dial: 615-495-6568
5331 Mt. View Rd. #130
Antioch, TN 37013

April 10, 2012

John D. Ferguson
c/o Corrections Corp. of America
10 Burton Hills Boulevard
Nashville, TN 37215

Dear Mr. Ferguson:

It was with great disappointment that I learned CCA’s Board of Directors had unanimously decided to recommend that the company’s shareholders vote against my proposed resolution.

As you are aware, my resolution would require CCA to issue bi-annual (twice-a-year) reports on the Board’s oversight of the company’s efforts to reduce incidents of rape and sexual abuse of prisoners at CCA-operated facilities. Such reports would include statistical data regarding all such incidents at each of the company’s facilities during each reporting period.

As you are also aware, since the Board receives regular reports on PREA-related incidents at CCA facilities, rape and sexual abuse of prisoners is a recurring problem – particularly in terms of CCA employees engaging in inappropriate and illegal sexual contact with prisoners.

My resolution could not be filed with any other company outside the private prison industry because in no other industry do a company’s employees consistently engage in rape and sexual abuse. The fact that CCA employees do so, and that CCA is unable or unwilling to prevent such incidents, says a great deal about the company that you serve through your membership on its Board.

Beyond your corporate responsibility to CCA, I submit that you have a moral responsibility as an individual to the men and women who are held in CCA’s for-profit prisons. By opposing my shareholder resolution, which seeks to require the company to produce reports on its efforts to reduce incidents of prisoner rape and sexual abuse, which will help gauge the effectiveness of those efforts, you have abdicated that responsibility. It is disgraceful and sad when you place the priorities of a corporation, i.e., profit, over the needs of prisoners who are sexually assaulted.

You may consider my resolution to be an effort to embarrass CCA. That would be incorrect. The embarrassment is that employees of your company rape and sexually abuse prisoners, and that you have asked stockholders to vote against a resolution that would require CCA to issue reports on its efforts to prevent such egregious incidents.

Regardless, it is my responsibility to ask you to vote your shares with your conscience, not based upon your recommendation to other stockholders as a Board member. I ask that you vote in favor of my resolution, and further ask that you take action, as a member of CCA’s Board of Directors, to require the company to improve its efforts to reduce prisoner rape and sexual abuse, and not to simply delegate or defer that responsibility to CCA’s management team.

Enclosed is a copy of my formal solicitation statement in support of my resolution. Please feel free to contact me should you have any questions.

Sincerely,

Alex Friedmann
Associate Editor, PLN
Enclosure

cc:	Donna M. Alvarado
William F. Andrews
John D. Correnti
Dennis DeConcini
Damon Hininger
C. Michael Jacobi
Anne L. Mariucci
Thurgood Marshall, Jr.
Charles L. Overby
John R. Prann, Jr.
Joseph V. Russell
Henri L. Wedell